September 10, 2018

Matthew W. Geekie, Esq.
Senior Vice President, Secretary and General Counsel
GRAYBAR ELECTRIC COMPANY, INC.
34 North Meramec Avenue
St. Louis, MO 63105

       Re: GRAYBAR ELECTRIC COMPANY, INC.
           Registration Statement on Form S-1
           Filed August 23, 2018
           File No. 333-226980

Dear Mr. Geekie:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Caleb French at 202-551-6947 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Robert J. Endicott, Esq.